EXHIBIT 12.1

FORTUNE BRANDS, INC. AND SUBSIDIARIES

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in millions)

	Years Ended December 31,					Nine Months Ended September 30,
	2000	2001	2002	2003	2004	2005
Earnings available from continuing operations:
Income (loss) from continuing operations before income taxes, minority interests and extraordinary items	$575.0	$587.1	$748.9	$842.6	$994.2	$680.0
Less: Income (loss) of equity investees included above	—	—	—	—	(0.1)	—
Capitalized interest	0.6	0.1	0.3	0.1	—	—

	$574.4	$587.0	$748.6	$842.5	$994.3	$680.0
Fixed Charges (continuing operations):
Interest expense (including capitalized interest) and amortization of debt discount and expenses	$100.3	$79.0	$63.2	$66.2	$79.6	$95.0
Portion of rentals representative of an interest factor	11.5	10.6	10.6	10.2	11.4	10.6

Total Fixed Charges	111.8	89.6	73.8	76.4	91.0	105.6

Total Earnings Available	$686.2	$676.6	$822.4	$918.9	$1,085.3	$785.6

Ratio of Earnings to Fixed Charges for Continuing Operations	6.14	7.55	11.14	12.03	11.93	7.44